June 24, 2019

Zane Burke
Chief Executive Officer
Livongo Health, Inc.
150 West Evelyn Ave., Suite 150
Mountain View, CA 94041

       Re: Livongo Health, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 14, 2019
           CIK 0001639225

Dear Mr. Burke:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 6, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 14, 2019

Our Market Opportunity, page 5

1. We note your response to comment 2 regarding how you calculated the market opportunity for diabetes and hypertension. Please disclose in the filing the material assumptions described in your response.
Livongo Health, Inc. Financial Statements
Note 10. Stock-Based Compensation, page F-35

2. We may have additional comments on your accounting for equity issuances, including stock options, share issuances, award modifications and other share-based transactions.
 Zane Burke
Livongo Health, Inc.
June 24, 2019
Page 2
      Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations used for your share-based transactions leading up to the IPO and the estimated offering price. Also, disclose in Note
      17 the terms of the share-based issuances subsequent to March 31, 2019. You may contact Rufus Decker at 202-551-3769 if you have questions regarding
comments on the financial statements and related matters. Please contact Jonathan Burr at 202-
551-5833 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

FirstName LastNameZane Burke                               Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameLivongo Health, Inc.
                                                           Mining
June 24, 2019 Page 2
cc:       Mark Baudler
FirstName LastName